UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Wind Craft Aviation Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 4, 2017

Physical address of issuer
730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331

Website of issuer
www.orb.aero

Current number of employees
12

	Most recent calendar year-end	**Prior calendar year-end**
Total Assets	$288,130.38	$111,987.28
Cash & Cash Equivalents	$101029.82	$90659.78
Accounts Receivable	$0	$0
Short-term Debt	$146,771.08	$131,870.58
Long-term Debt	$1,094,312.18	$272,619.18
Revenue	$118,500	$81,528.34
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-660450.40	$-233633.28

April 29, 2022

FORM C-AR

Wind Craft Aviation Inc.



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Wind Craft Aviation, Inc., a Delaware Corporation (the "Company," "WCA," as well as references to "we," "us," or "our") for the sole purpose of providing certain informationabout the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://orb.aero no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by: 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that thesestatements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financialperformance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Wind Craft Aviation Inc. (the "Company" or "WCA") is a Delaware Corporation, formed on December 4, 2017.

The Company is located at 730 Lincoln Lake Ave SE, Bldg 3, Lowell, MI 49331.

The Company's website is http://orb.aero

The information available on or through our website is not a part of this Form C-AR.

The Business

Wind Craft Aviation develops aviation technology, including an Electric Vehicle Take-Off and Landing aircraft and its technological sub-components, which it anticipates consisting of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was originally formed as a Michigan limited liability company on December 4, 2017 and then converted to a Delaware corporation on September 3, 2019. The Company has been in operation for approximately three (3) years, in a critical stage of its operations, and is still an "emerging company" in all respects, subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.
The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product and service is highly competitive.
We face competition with respect to the products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved aviation technology and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We generate sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing various internal controls. The expenses associated with protecting our information/ these steps could reduce our operating margins.

On 6/1/20 our computer network suffered an unauthorized intrusion in which the business's information was accessed for a very short time, however, the intrusion resulted in no acquisition of information.
Although this breach did not have a material adverse effect, this may not continue to be the case going forward. Following the attack, we have taken additional steps designed to improve the

security of our networks and computer systems. Despite these defensive measures, there can be no assurance that we are adequately protecting our information or that we will not experience future violations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Alexander Taylor, Brian Davis, Dalton DeVos, and Dr. John J. Rusek. The Company has or intends to enter into employment agreements with Alexander Taylor and Brian Davis although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alexander Taylor, and Brian Davis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material

weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.
Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will

depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Wind Craft Aviation brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Wind Craft Aviation system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Wind Craft Aviation system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third-party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain

names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business products will be subject to FAA regulations.
The Wind Craft Aviation aircraft will be subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw its aircraft from the market if regulatory concerns arise with respect to its use or if the aircraft or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Wind Craft Aviation aircraft, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.
If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In

addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make the necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due tocustomer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our softwaredevelopers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond tomarket demands, develop leading technologies and maintain leadership in analytic data solutionsperformance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.
In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.
Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to indemnity claims for third-party infringement.
Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other

commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in Ukraine, the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S.and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our Autonomous aviation business may experiencegreater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affectour commercial business include reduced aircraft build rates, upgrades, maintenance and spendingon discretionary products, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Our business has been impacted by the COVID-19 pandemic.
The COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread, including the closure of non-essential businesses and shelter in place orders, have resulted in an unprecedented reduction in economic activity and significant dislocation on consumers, businesses, capital markets and the broader economy.

There are no comparable recent events to accurately predict the effect COVID-19 may have, and, as a result, its ultimate impact is highly uncertain and subject to change. We will continue to actively monitor the situation, assess possible implications to our business and take appropriate actions in an effort to mitigate the adverse consequences of COVID-19. However, there can be no assurances that the initiatives taken by the Company will be sufficient or successful.

Further, our compliance with measures to contain the spread of or otherwise related to COVID-has impacted our day-to-day operations and could disrupt our business and operations, as well as that of our key vendors and counterparties, for an indefinite period of time. The disruptions caused by COVID-19 may result in inefficiencies and delays in product development, marketing, operations and customer service efforts that we cannot fully mitigate. Further, employee attrition or unavailability (for health reasons or otherwise) may adversely impact our operations and ability to execute on company initiatives and strategy.

The extent to which COVID-19 will continue to negatively impact our business and results of operations will depend on future developments which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, actions taken to treat or control the spread of COVID-19, any re-emergence of COVID-19 or related diseases, and the intermediate and longer-term impact on consumers, businesses and the broader economy.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

BUSINESS

Description of the Business

Wind Craft Aviation develops aviation technology, including an Electric Vehicle Take-Off and Landing (eVTOL) aircraft and its technological sub-components, which it anticipates consisting of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport. The Company is pre-revenue and anticipates generating revenue according to its business plan, as follows.

Business Plan

Wind Craft Aviation's objective is to democratize aviation. In order to realize those aspirations, the Company aims to first demonstrate the capabilities of its technology through the prototype stage (with the proceeds of this offering), service early adopters in the pre-production stage, and expand the widespread use of its platform as it enters serial production of its aircraft. Critical to that progression will be "tangent" technologies the Company intends to commercialize to disrupt the existing aviation market, its ability to adapt into different regulatory environments, and a unique guerilla marketing campaign to normalize the use of electric aircraft in the eyes of the public. Eventually, the Company anticipates that its aircraft, tangent technologies, and associated services will generate revenue through contracted operations, lease, and sales.

WCA is currently pre-revenue, however the Company expects to generate revenue by operating its aircraft under contract for aerial logistic firms and selling its aircraft and individual technologies, including its fuel cell, to independent users. The Company also expects to lease its aircraft and individual technologies under a subscription-based model where appropriate. More specifically:

Business-to-Government (B2G): Operating under contract, selling, or leasing its aircraft and individual technologies to governmental bodies for military application or humanitarian efforts. In the U.S., prospective target branches include the Department of Defense and the U.S. Agency for International Development.

Business-to-Business (B2B): Operating under contract, selling, or leasing its aircraft and individual technologies to Non-Governmental Organizations (NGOs) and corporations for humanitarian aid application or delivery of cargo. NGOs typically provide humanitarian assistance to foreign regions where accessibility is often limited, providing a high use case for WCA. Corporations also have a high use case for eVTOL technology, specifically in the supply chain and logistics industry.

Direct-to-Consumer (D2C): Selling its aircraft and individual technologies to individual consumers, providing that regulations permit private ownership of eVTOL technology. WCA will also offer a D2C subscription-based business model for retail customers.

History of the Business

The Company's Products and/or Services

The following products are still in the development phase and are currently not being distributed.

Product / Service	Description	Current Market
Sally Jean Experimental (SJX)	A vertical take-off and landing electric vehicle powered by a carbon-neutral, hydrogen-based fuel cell and accompanying technology, including an avionics package allowing for autonomous flight. It anticipates its hydrogen fuel cell will be a differentiating technology, which could offer greater energy density compared to traditional lithium-ion fuel cells.	Initially, we plan to operate SJX in underdeveloped nations, including Kenya and Papua New Guinea, with beta testing. If regulations relax, we expect to sell, lease, and contract the SJX and future iterations to potential customers within the Western Nations. We will also pursue selling to the U.S. Military. In January 2020, it launched a special program for the development of vertical take-off and landing electric vehicles.
Synthetic Vision (Part of the Avionics Package)	Within the avionics package, we anticipate equipping the aircraft with a "synthetic vision", which synthetically generates terrain maps and simulates the terrain and horizon outside the aircraft. This feature would enable pilots to have obstacle avoidance and spatial orientation with zero visibility.	We plan to equip this product on the SJX and be used in associated markets. The company expects to also sell it as a stand-alone product to individual pilots.
Electric Ducted Fans (EDF) Propulsion	The company is developing EDF propulsion to be used in the SJX, which would offer take-off, hovering, cruising and landing capabilities for the aircraft.	Other fixed-wing electric aircrafts

Competition

The Company's primary competitors are Lillium, Joby Aviation, Zipline, Uber, Volocopter, and Jetoptera.

Competitive Advantages

Energy Density: We believe energy is a limiting factor in our competition's aircraft. By foregoing lithium-ion batteries for our own high energy-density, renewable, molecular energy power system, we believe we will be able to use organic compounds to create a system with more energy than our competition. Hydrogen-based fuel cells may provide greater energy density than gasoline, which could provide an opportunity to make a meaningful market impact within the aviation industry.

Advanced Architecture: Using simulation technology and advanced design capabilities, Wind Craft Aviation is developing an aircraft architecture with the goal to reduce drag and structural weight, designed to increase efficiency and decrease costs associated with flying.

Simplicity: WCA is focusing on simplicity throughout the development phase and is not focused on developing complex heliport infrastructure, which some of its competitors are developing. By focusing on a simplistic aircraft design and manufacturing scale, WCA is aiming to affordably price its product and technological sub-components. We believe by focusing on simplicity it could open up market opportunities that expensive operations may not be able to serve. For example, WCA is focusing on penetrating underdeveloped markets, which may provide high margins for low-cost operators.

Customer Base

Wind Craft Aviation anticipates its target customers will include the U.S. military, foreign governments, NGOs, private corporations, and the general public through sales of our aviation technology.

Intellectual Property

The Company has filed for three patents relating to the Sally Jean's aircraft design, its wing structure, and vertical take-off box wing structure. The Company expects to further research and develop its undisclosed intellectual property before finding an ideal solution. The company protects its trade secrets within its own operations.

Governmental/Regulatory Approval and Compliance

Under Federal Aviation regulations, the Sally Jean Experimental aircraft falls under the "Experimental Exhibition" category. Once the aircraft is built, the FAA has a marginal effect on foreign operations, since sovereign permission will be required to operate and perform services in foreign countries. The regulations surrounding air travel are complex and always changing, yet we anticipate the demand for our services will motivate governments to fairly and effectively oversee our operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331.

The Company conducts business in Michigan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alexander Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder - 11/7/2017 - Aircraft designer and engineer

CEO - 9/3/2019 - Commercializing energy and aviation technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Commercial UAV Engineer - 3/10/2017 - At 16, Alex developed and built heavy-lift commercial UAVs for aerial cinematography and aerial mapping.

Aircraft and Product Designer - 11/7/2017 – Responsible for designing, manufacturing, and ultimately testing the aircraft using computer-aided design (CAD), surfacing, simulation, and conceptional design techniques.

Certified U.S. Student Pilot and Remote Pilot from the FAA

Name
Dr. John J. Rusek

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 6/1/2020 – Present

Consultant/CTO, 3/17/2019-6/1/2020 - Worked to develop solutions for Wind Craft Aviation's aeronautical and energy system needs.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner and Research Director, Swift Enterprises, January 2001 – Present: Focuses on rocket propulsion and power generation through urea peroxide decomposition via heterogeneous and homogeneous catalysis. His research could provide WCA with a carbon neutral fuel cell that has more energy density and ultimately more power than traditional lithium-ion batteries used in eVTOL vehicles.

John holds a BS and MS in Chemical Engineering and a Doctorate of Philosophy in Chemical Engineering with a minor in Atomic Physics from Case Western Reserve University.

Name
Brian Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 1/26/2022 – Present

Director of Military Development, October/2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Military Development, October/2021 – Present

Chief of Safety for the 127th Wing, Michigan Air National Guard, June 1996 – September 2021

Name
Dalton DeVos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 1/26/2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Continuum Ventures, October/2021 – Present

Digital Associate, Amway, June 2018 – November 2020

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Alexander Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder - 11/7/2017 - Aircraft designer and engineer

CEO, CFO - 9/3/2019 - Commercializing energy and aviation technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Commercial UAV Engineer - 3/10/2017 - At 16, Alex developed and built heavy-lift commercial UAVs for aerial cinematography and aerial mapping.

Aircraft and Product Designer - 11/7/2017 – Responsible for designing, manufacturing, and ultimately testing the aircraft using computer-aided design (CAD), surfacing, simulation, and conceptional design techniques.

Certified U.S. Student Pilot and Remote Pilot from the FAA

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 12 employees in Michigan.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Alex Taylor	CEO/Founder	September 9, 2019	N/A
Ben Taylor	Welding Tech	December 18, 2021	N/A
Brian Davis	Development / Director of Military	October 1, 2021	N/A
Frederick Bruner	Mechanical Engineer	January 15, 2022	N/A
Gavin Vonk	Chief Information Officer	March 8, 2020	N/A
Jason Taylor	Operations Lead	July 12, 2021	N/A
Jesse Wallace	Shop Lead	February 14, 2021	N/A
Joe Hayden	Mechanical Engineer	October 18, 2021	N/A
Robert Schermer	Fabrication Tech	February 14, 2022	N/A
Thaddeus Pairitz	Electrical Engineer	January 31, 2022	N/A
Jacob Bruner	Mechanical Engineer	May 2, 2022	N/A
Aldous George	Aerospace Engineer	April 25, 2022	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	5,000
Voting Rights	The common stock does have voting rights
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other	N/A

The Company has the following debt outstanding:

Type of security	Promissory Note
Amount outstanding	$8,000 principal amount
Interest rate	4.8%
Amortization Schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	Note holders are assigned voting rights at the conversion of their note as stated in the bylaws for the holder of common shares in the Company.
Maturity date	January 2021
Other material terms	N/A

Type of debt	Convertible Note
Amount outstanding	$52,050 principal amount

Interest rate	10%
Amortization Schedule	August-December 2022
Describe any collateral or security	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Maturity date	August-December 2022
Other material terms	The notes have an optional conversion provision at maturity of any accrued and unpaid principal and interest, in lieu of demanding payment, into an equity interest, determined by the value of the company at the time of conversion, subject to a valuation cap of $17,500,000.

Type of security	Convertible Note
Amount outstanding	$133,000 principal amount
Interest rate	6%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	September 2023
Other material terms	The convertible securities have an optional conversion provision, meaning the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(i)** the Maturity Date, **(ii)** the Sale of the Company (as defined in *Section 7*), or **(iii)** immediately prior to the closing of any Company equity financing or issuance of debt securities in a transaction or a series of related transactions resulting in aggregate proceeds of at least Five Million Dollars ($5,000,000.00).

	The conversion price per share is determined from the lesser of a valuation or $7,000,000.

Type of security	Convertible Note
Amount outstanding	$65,000 principal amount
Interest rate	6%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	September 2023
Other material terms	The convertible securities have an optional conversion provision, meaning the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(i)** the Maturity Date, **(ii)** the Sale of the Company (as defined in *Section 7*), or **(iii)** immediately prior to the closing of any Company equity financing or issuance of debt securities in a transaction or a series of related transactions resulting in aggregate proceeds of at least Five Million Dollars ($5,000,000.00). The conversion price per share is determined from the lesser of a valuation or $7,000,000.

Type of security	Convertible Note
Amount outstanding	$50,000 principal amount
Interest rate	6%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	April 2024

Other material terms	The convertible securities have an optional conversion provision, meaning the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(i)** the Company's fair market valuation reaches $15,000,000; or **(ii)** the Company is sold. The conversion price per share is determined from the Company's firm market valuation.

Type of security	Convertible Note
Amount outstanding	$15,000 principal amount
Interest rate	10%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	June-July 2023
Other material terms	The convertible securities have an optional conversion provision, meaning the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(i)** the Maturity Date, **(ii)** the Sale of the Company (as defined in *Section 7*), or **(iii)** immediately prior to the closing of any Company equity financing or issuance of debt securities in a transaction or a series of related transactions resulting in aggregate proceeds of at least Five Million Dollars ($5,000,000.00).

Type of security	Convertible Note
Amount outstanding	$3,000,000.00 principal amount
Interest rate	6%

Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	August 16, 2023
Other material terms	The convertible securities have an optional conversion provision, meaning the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(iv)** the Maturity Date, **(v)** the Next Equity Financing Conversion (as defined in Section 1.18), or **(vi)** immediately prior to the closing of any Corporate Transaction Conversion (as defined in Section 1.6)

Type of debt	Promissory Notes
Amount outstanding	$7,500 principal amount
Interest rate	5%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	December 31, 2020
Other material terms	N/A

As of December 31, 2020, we issued the following securities pursuant to Regulation Crowdfunding (1):

Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
$142,620	Working Capital	Oct. & Dec. 2020	Regulation CF

Ownership

The majority of the Company is owned by the founder, Alex Taylor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alexander Taylor	89.44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$(660,450.40)	$(691,855.10)	$0.00

Operations

Wind Craft Aviation is a pre-revenue company whose primary expenses include research and development costs. The company does not anticipate generating revenue until late 2021 at the earliest. The company aims to stay lean and "execute on the experimental" to manufacture a fully operational example with minimal overhead. If it can bring together all of its technologies into one operational unit, the Company believes it can demonstrate the potential of an electric aircraft. The company prioritizes organic growth and non-dilutive funding.

Liquidity and Capital Resources

The Company will continue to raise funds under exemption 4(a)(2) of the Securities Act.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the Company intentions, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Alex Taylor
Relationship to the Company	Chairman of the Board
Total amount of money involved	$75,962.50 paid in cash 250 Shares of the Company's common stock
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Legal and consulting services

Description of the transaction	The Company entered into two agreements to pay for legal and business consulting from Alex Taylor. For both agreements, the hourly rate is $300—One half is payable to Alex and one half is applied to the acquisition of WCA common stock. Payment for these services is deferred until sufficient funds are available without jeopardizing future short-term operations. The company does

	not intend to use the proceeds from this raise to pay the indebtedness of this payable.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander J. Taylor
(Signature)

Alexander J. Taylor
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Taylor
(Signature)

Alexander Taylor
(Name)

Founder/CEO
(Title)

April 29, 2022
(Date)

EXHIBIT A:
Financial Statements

EXHIBIT A:
Financial Statements

WIND CRAFT AVIATION INC.

FINANCIAL STATEMENTS

CALENDAR YEARS 2020 AND 2019

I, Alexander J. Taylor, the CEO of Wind Craft Aviation Inc. hereby certify that the following financial statements of Wind Craft Aviation Inc. and notes thereto for the periods ending December 2020 and 2019 included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 30, 2021.



Alexander J. Taylor
CEO of Windcraft Aviation, Inc.

WINDCRAFT AVIATION INC.
PROFIT & LOSS STATEMENT (unaudited)
January 1 thru December 31, 2020

	2020	2019
Income		
Grants & Sales	$ 81,528	$ 276
Operating Expense		
Facility	30,219	11,345
Research & Development	187,603	4,678
Sales & Marketing	5,531	1,779
Office Expense	11,334	3,778
Team Development	466	712
Professional Fees	71,849	34,553
Total Expense	**307,002**	**56,845**
Net Ordinary Income	**(225,474)**	**(56,569)**
Other Income/Expense		
9100 · Interest Income	6	9
9300 · Interest Expense	(8,166)	(2,374)
Net Other Income/Expense	**(8,160)**	**(2,365)**
Net Income	**(233,634)**	**(58,934)**

See accompanying notes to financial statements.

WINDCRAFT AVIATION INC
BALANCE SHEET (unaudited)
As of December 31, 2020 and 2019

	Dec 31, 2020	Dec 31, 2019
ASSETS		
Current Assets		
Checking/Savings	40,660	1,626
Other Current Assets	5,469	643
Total Current Assets	46,129	2,269
Fixed Assets		
1610 · R & D Equipment	2,115	700
1620 · Production Equipment	8,439	798
1630 · Leasehold Improvements	7,304	8,439
1650 · Office Equipment	1,192	1,192
1699 · Accumulated Depreciation	(3,191)	(810)
Total Fixed Assets	15,859	10,320
TOTAL ASSETS	**61,987**	**12,589**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	57,050	14,034
Other Current Liabilities		
Payroll Liabilities	55,972	-
Nonconvertible Notes	18,848	-
Total Other Current Liabilities	74,821	-
Total Current Liabilities	131,871	14,034
Long Term Liabilities		
Non Convertible Note	222,619	8,000
Convertible Notes		54,424
Total Long Term Liabilities	222,619	62,424
Total Liabilities	354,490	76,458
Shareholders Equity		
Paid In Capital	5,421	421
Retained Earnings	(64,291)	584
Member Draw	-	(5,940)
Net Income	(233,633)	(58,934)
Total Equity	(292,502)	(63,869)
TOTAL LIABILITIES & EQUITY	**61,987**	**12,589**

See accompanying notes to financial statements.

WINDCRAFT AVIATION
STATEMENT OF CASH FLOWS
January 1 to December 31, 2020

	2020
OPERATING ACTIVITIES	
Net Income	(233,633)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Due from Officers	(4,826)
Accounts Payable	43,016
Payroll Liabilities	55,972
Nonconvertible Notes	10,656
Net cash provided by Operating Activities	(128,815)
INVESTING ACTIVITIES	
R & D Equipment	(617)
Patents	(7,304)
1699 · Accumulated Depreciation	2,382
Net cash provided by Investing Activities	(5,539)
FINANCING ACTIVITIES	
Convertible Notes	158,387
Paid in Capital	15,000
Net cash provided by Financing Activities	173,387
Net cash increase for period	39,034
Cash at beginning of period	1,626
Cash at end of period	**40,660**

WINDCRAFT AVIATION INC.
ANNUAL STATEMENT OF SHAREHOLDERS' EQUITY (unaudited)
For the years ending December 31, 2019 & 2020

	Common Stock		Additional Paid in Capital	Retained Earnings	Totals
	Number of Shares	Amount			
Balance at January 1, 2019	**5,000**	**$ -**	**$ 421**	**$ 584**	**$ 1,005**
Issuance of Common Stock	-	-	-	-	-
Member Withdrawal	-	-	-	(5,940)	(5,940)
Net Income	-	-	-	(58,934)	(58,934)
Balance at December 31, 2019	**5,000**	**-**	**421**	**(64,291)**	**(63,869)**
Issuance of Common Stock	425	5,000	-	-	5,000
Surrender of Common Stock	(425)	-	-	-	-
Net Income	-	-	-	(233,633)	(233,633)
Balance at December 31, 2020	**5,000**	**$ 5,000**	**$ 421**	**$ (297,924)**	**$ (292,502)**

See accompanying notes to financial statements

WIND CRAFT AVIATION INC.
NOTES TO FINANCIAL STATEMENTS
As of April 30, 2021
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Wind Craft Aviation Inc. (which does business as “Orb Aerospace” and which is referred to as the “Company,” “we,” “us,” or “our”) is an Electrical Take Off and Landing aircraft (“eVTOL) development company with intentions to market and sell its developed eVTOLs.

Since Inception, the Company has relied on government grants, advances from founders, credit issued by vendors for their services, services provided for common stock and raising capital to fund its operations. As of December 31, 2020, the Company had limited working capital and will be dependent upon future government or other grants and issuance of securities to investors, vendors and employees before it will consummate its first sale of an eVOTL. This raises substantial concern about the Company’s ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations future government or other grants and issuance of securities to investors, vendors and employees. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was originally created as a Michigan limited liability company on December 4, 2017. It converted to a Delaware corporation effective September 3, 2019. The Company is headquartered in Lowell, Michigan. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, theft of intellectual property rights or changes in consumer desires. These adverse conditions could affect the Company's financial condition and the results of its operations. As of April 30, 2021, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2020, the Company had $40,659 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost (if the aggregate costs for acquiring and placing the asset in service is greater than $500). Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2021.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, the Company expenses organizational costs, including accounting fees, legal fees and costs of incorporation, when they are significant.

Research and Development Costs

In accordance with FASB ASC 730, the Company expenses research and development costs.

Concentration of Credit Risk

The Company maintains its cash with a local financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. The Company is currently leasing its facility. It has a year to year lease agreement with the City of Lowell. The lease amount is $1,000 per month.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2018. The Company's tax return for 2018 was filed as part of the founder's personal tax return (as a single member LLC Schedule C item). The Company filed an extension for its 2020 tax return, which must be filed by September 15, 2021. The Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – NON-CONVERTIBLE NOTES

Non-convertible notes totaling $7,500 matured on December 31, 2020 and $8,000 matured on January 31, 2021. The Company arranged with the Note holders to delay their retirement until the Company has sufficient funds to do so.

NOTE 6 – STOCKHOLDERS' EQUITY

During the period from January 1, 2019 through December 31, 2020, the Company sold or issued 5,000 shares of common stock. All but 153 shares are subject to a Restricted Stock Agreement. These shares will fully vest over 48 months from the date of their issuance and the unvested shares are subject to a Company repurchase option.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through the issuance of additional convertible notes (see Note 7) and government and other grants. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SECURITY ISSUANCES

Issuance of Common Stock

During July 2020, the Company issued 50 common stock shares to an employee as an incentive to join the team and 250 common stock shares to a key outside counsel and consultant pursuant to a Legal and Consulting Agreement for prior services rendered. These shares are subject to a Restricted Stock Agreement. The shares will fully vest over 48 months and the unvested shares are subject to a Company repurchase option.

Issuance of Convertible Notes

In July 2020, the Company issued $15,000 of 10% interest bearing convertible notes (the "Notes") due 36 months after their issuance. The Notes are unsecured. Each Note is convertible into common stock shares upon the earlier of the sale of the Company, a capital raise of $5,000,000 or the Note's maturity date. The conversion price per share is based upon the Company's valuation divided by the number of outstanding common stock shares with a 35% discount. The convertible notes are recorded as a liability until conversion occurs.

Issuance of Convertible Crowd Notes

In October and December 2020, the Company issued $142,620 of SAFE convertible notes bearing 10% interest ("Crowd Notes"). The Crowd Notes have no maturity date and are convertible into preferred stock. The conversion price per share is based upon the triggering event, the number of outstanding common stock shares, a $15,000,000 valuation cap and a 25% discount. The Crowd Notes are recorded as a liability until conversion occurs.

NOTE 9 - SUBSEQUENT EVENTS

Issuance of Convertible Notes to Employees

In March 2021, the Company issued $65,000 of 6% interest bearing convertible notes due November 2023 to employees for past unpaid services. Each Note is unsecured and is convertible into common stock shares upon the earlier of the sale of the Company, a capital raise of $5,000,000 or the Note's maturity date. The conversion price per share is based upon the Company's valuation divided by the number of fully diluted outstanding common stock and preferred stock shares. The convertible notes are recorded as a liability until conversion occurs.

Issuance of Convertible Note

In April 2021, the Company issued a $50,000 convertible note bearing 6% interest due in April 2024. The Note is unsecured. The Note is due with accrued interest if the Note does not covert prior to the maturity date. The Note is convertible into preferred stock. The Note is unsecured and is convertible into preferred stock shares upon the earlier of the sale of the Company or when the Company's valuation reaches $15,000,000. The conversion price per share is based upon the Company's valuation divided by the fully diluted common stock and preferred stock shares. The convertible note is recorded as a liability until conversion occurs.

Issuance of Common Stock

During March 2021, the Company issued 50 common stock shares to an employee. These shares are subject to a Restricted Stock Agreement. The shares will fully vest over 48 months and the unvested shares are subject to a Company repurchase option.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.